Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
The press release below was posted on the website of NetApp, Inc. (“NetApp”) in connection with the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.

FOR IMMEDIATE RELEASE
NETAPP COMMENTS ON DATA DOMAIN’S RECOMMENDATION THAT
STOCKHOLDERS REJECT EMC’S OFFER AND VOTE IN FAVOR OF THE
MERGER WITH NETAPP
Sunnyvale, Calif. – June 15, 2009 –NetApp (NASDAQ: NTAP) today responded to Data Domain’s announcement that its board of directors has recommended that Data Domain stockholders reject EMC Corporation’s (NYSE: EMC) offer to acquire all of the outstanding shares of Data Domain common stock, not tender their shares to EMC pursuant to EMC’s offer, and vote in favor of the merger with NetApp.
“We are very pleased with Data Domain’s recommendation that stockholders continue to support NetApp’s merger proposal over EMC’s unsolicited offer,” said Dan Warmenhoven, chairman and CEO of NetApp. “This announcement reaffirms our belief that the NetApp proposal provides attractive short- and long-term value to Data Domain stockholders with no significant antitrust concerns and a clearer and more timely path to close. We look forward to proceeding with our proposal, bringing the offer to a stockholder vote, and beginning to execute on the promise of this compelling combination.”
“Importantly, we believe a combination of NetApp and Data Domain brings significant benefits to customers and employees,” continued Warmenhoven. “In our merger, we believe customers will benefit from a lower risk of business disruption, continued competition, an enhanced products and services offering, and the ability of the NetApp sales and marketing organization to bring Data Domain’s products to more enterprises in the United States and to more customers in Europe and Asia. Furthermore, we believe employees will benefit from cultural compatibility and the ability to accelerate productivity and innovation given the existence of complementary products and a larger base of resources.”

NetApp first announced its definitive agreement to acquire Data Domain on May 20, 2009, and announced its revised acquisition agreement on June 3, 2009. For complete details on this acquisition, visit the page NetApp to Acquire Data Domain or www.netapp.com.
Forward-Looking Statements
This press release contains forward-looking statements, which involve a number of risks and uncertainties. NetApp and Data Domain caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction might not be fully realized or might take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, or suppliers; and competition and its effect on pricing, spending, third-party relationships, and revenues. Additional factors that might affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s Web site at www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction, and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the Web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s Web site at www.netapp.com and on Data Domain’s Web site at www.datadomain.com.

About NetApp
NetApp creates innovative storage and data management solutions that help our customers deliver outstanding cost efficiency and accelerate business breakthroughs. Discover our passion for helping companies around the world go further, faster at www.netapp.com.
For Press Inquiries
NetApp
E-mail: xdl-uspr@netapp.com
Phone: (408) 822-3287
NetApp, the NetApp logo, and Go further are trademarks or registered trademarks of NetApp, Inc. in the United States and/or other countries. All other brands or products are trademarks or registered trademarks of their respective holders and should be treated as such.